Exhibit 21.01
SUBSIDIARIES OF CHOICE HOTELS INTERNATIONAL, INC.
Brentwood Boulevard Hotel Development, LLC, a Delaware limited liability company
Choice Hotels International Licensing ULC, a Canadian Company
Choice Hospitality (India) Pvt. Ltd., an Indian company
Choice Hotels Australasia Pty. Ltd., an Australian company
Choice Hotels Canada, Inc., a Canadian company
Choice Hotels Franchise, GmbH, a German company
Choice Hotels France, S.A.S., a French company
Choice Hotels Netherlands Antilles N.V., a Curacao corporation
Choice Hotels International Services Corp., a Delaware corporation
Choice International Hospitality Services, Inc., a Delaware corporation
Choice Hotels Licensing Co. B.V., a Netherlands company
Dry Pocket Road Hotel Development, LLC, a Delaware limited liability company
Park Lane Drive Hotel Development, LLC, a Delaware limited liability company
Suburban Franchise Holding Company, Inc., a Georgia corporation
Suburban Franchise Systems, Inc., a Georgia corporation